EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Gold Royalty to Release 2022 Third Quarter Operating and

Financial Results on August 15, 2022

Vancouver, British Columbia – July 18, 2022 - Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) will release its 2022 third quarter financial and operating results on Monday, August 15, 2022, after market close.

An investor webcast will be held on Thursday, August 18, 2022 starting at 11:00 am ET (8:00 am PT) to discuss these results. The Company will be providing an update to interested stakeholders on the Company’s third quarter results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the Town Hall Meeting, please click the link below: https://www.bigmarker.com/vid-conferences/GoldRoyalty-VID-Forum-Q3-2022?utm_bmcr_source=GROY

About Gold Royalty Corp.

Gold Royalty is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”). Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate”, “continue”, “estimates”, “targets”, “goals”, “forecasts” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s portfolio of royalties and those developments at certain mines, projects or properties that underlie the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions and commodity prices. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability of the operators to execute proposed plans, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the impact of, and response of relevant governments to, COVID-19 and the effectiveness of such responses, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov, including its Annual Report on Form 20-F for the year ended September 30, 2021. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.